Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Global Crossing Limited

(Dollars in Millions)

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(as adjusted)	(as adjusted)	(as adjusted)
Loss before provision for income taxes	$(235)	$(249)	$(261)	$(300)	$(255)
Interest expense	176	177	110	99	45
Portion of rent expense representing interest	67	57	48	49	51

Income (losses) available for fixed charges	$8	$(15)	$(103)	$(152)	$(159)

Fixed Charges:
Interest expense	$176	$177	$110	$99	$45
Portion of rent expense representing interest	67	57	48	49	51
Preferred stock dividends	4	4	3	4	4

Fixed charges	$247	$238	$161	$152	$100

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Deficiency	$239	$253	$264	$304	$259